1 NEWS RELEASE T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2016 RESULTS Assets Under Management Increased to $764.6 billion BALTIMORE (April 26, 2016) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its first quarter of 2016 results, including net revenues of nearly $1.0 billion, net income of $295.2 million, and diluted earnings per common share of $1.15. The first quarter of 2016 results were impacted by greater non-operating income resulting from higher realized gains on investments and implementing new accounting guidance related to the consolidation of certain sponsored investment portfolios. When aggregated, these items added $.11 in diluted earnings per common share in the quarter when compared to the prior year period. For the 2015 quarter, net revenues were $1.0 billion, net income was $309.5 million, and diluted earnings per common share was $1.13. Financial Highlights Three months ended (in millions, except per-share data) 3/31/2015 3/31/2016 % change Investment advisory fees $ 896.5 $ 870.8 (3)% Net revenues $ 1,027.0 $ 994.1 (3)% Operating expenses $ 549.2 $ 583.2 6 % Net operating income $ 477.8 $ 410.9 (14)% Non-operating income $ 26.8 $ 85.1 218 % Net income attributable to T. Rowe Price Group $ 309.5 $ 295.2 (5)% Diluted earnings per share on common stock $ 1.13 $ 1.15 2 % Average assets under management (in billions) $ 759.0 $ 728.1 (4)% Assets under management increased $1.5 billion in the first quarter of 2016 to $764.6 billion at March 31, 2016. Net cash flows in the 2016 quarter were $5.1 billion and market depreciation, net of income was $3.6 billion as shown in the table below. (in billions) Sponsored U.S. mutual funds Other investment portfolios Total Assets under management at December 31, 2015 $ 487.1 $ 276.0 $ 763.1 Net cash flows before client transfers 5.0 .1 5.1 Client transfers from mutual funds to other portfolios (3.3) 3.3 — Net cash flows after client transfers 1.7 3.4 5.1 Market depreciation, net of income (2.1) (1.5) (3.6) Change during the period (.4 ) 1.9 1.5 Assets under management at March 31, 2016 $ 486.7 $ 277.9 $ 764.6

The firm's net cash flows after transfers in the first quarter of 2016 were in the following investment strategies:

(in billions)		Net cash flows after client transfers
Sponsored U.S. mutual funds		
Stock and blended asset funds	$	1.8
Bond funds		(.4)
Money market funds		.3
		1.7
Other investment portfolios		
Stock and blended assets		2.3
Fixed income, money market, and stable value		1.1
		3.4
Total net cash flows after client transfers	$	5.1

The firm's overall net cash flows for the first quarter of 2016 include $4.2 billion that originated in its target-date retirement portfolios, which totaled $172.6 billion in assets under management at March 31, 2016. These target-date assets also contribute to the $220 billion of assets under management in the firm's asset allocation portfolios at March 31, 2016.

T. Rowe Price remains debt-free with ample liquidity, including cash and discretionary sponsored portfolio investment holdings of $1.9 billion at March 31, 2016. We also have redeemable seed capital investments in sponsored investment portfolios of $1.2 billion at March 31, 2016. Weighted-average common shares outstanding decreased since the end of 2015 as the firm expended $206.7 million in the first quarter of 2016 to repurchase 3.1 million shares. The firm also invested $35.2 million during the first quarter of 2016 in capitalized technology and facilities. The firm expects capital expenditures for 2016 to be up to $180 million, of which about two-thirds is planned for technology initiatives. The firm's expenditures have been and are expected to be funded from operating resources.

Investment Performance

For the three-year period ended March 31, 2016, 86% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis, 84% outperformed for the five-year period, 89% outperformed for the 10-year period, and 84% outperformed for the one-year period. In addition, T. Rowe Price stock, bond, and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 87% of the assets under management in the firm's rated funds. The firm's target-date retirement funds continue to deliver excellent relative long-term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three-, five-, and 10-year periods ended March 31, 2016. The performance of the firm's institutional strategies against their benchmarks for the one-, three-, five-, and 10-year periods ended March 31, 2016, remains very competitive.

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3 Financial Results Investment advisory revenues earned in the first quarter of 2016 from the T. Rowe Price mutual funds distributed in the U.S. were $632.1 million, a decrease of $13.8 million, or 2%, from the comparable 2015 quarter. Average mutual fund assets under management in the first quarter of 2016 decreased 4% from the average in the first quarter of 2015 to $465.6 billion. Investment advisory revenues earned in the first quarter of 2016 from other investment portfolios were $238.7 million, a decrease of $11.9 million, or 5%, from the comparable 2015 quarter. Average assets under management in the first quarter of 2016 were $262.5 billion, a decrease of 3.5% from the average in the first quarter of 2015. Investors domiciled outside the United States accounted for nearly 5% of the firm's assets under management at March 31, 2016. Money market advisory fees and other fund expenses voluntarily waived by the firm to maintain positive yields for investors in the first quarter of 2016 were $4.0 million, compared with $13.7 million in the 2015 quarter. The firm expects that it will continue to waive such fees for the remainder of 2016. Administrative fee revenues decreased $3.6 million to $89.4 million in the first quarter of 2016, as fund accounting and portfolio recordkeeping operations provided by the firm to the sponsored U.S. mutual funds prior to August 2015 are now being performed by BNY Mellon. Changes in administrative fee revenues are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors. Operating expenses were $583.2 million in the first quarter of 2016, up $34.0 million from the comparable 2015 quarter. Compensation and related costs have increased $8.7 million from the first quarter of 2015, due primarily to higher salaries and related benefits from modest base salary increases at the beginning of the year and added headcount and increases in stock-based compensation. The firm has increased its average staff size by 2.5% from the first quarter of 2015, and employed 6,061 associates at March 31, 2016. The increase in compensation and related costs and the firm's average staff size was muted by lower compensation costs resulting from shifting 210 associates in August 2015 and providing ongoing transition support to BNY Mellon. However, these lower compensation costs are offset by increases in costs paid to BNY Mellon to provide these administrative services and other transition-related activities, which are reflected in other operating expenses. Advertising and promotion costs were $23.1 million in the first quarter of 2016, compared with $25.3 million in the comparable 2015 period. The firm currently expects advertising and promotion costs for the full-year 2016 to be comparable to 2015 levels. Occupancy and facility costs, together with depreciation and amortization expense, were $73.6 million in the first quarter of 2016, up $6.2 million compared to the first quarter of 2015. The increase is primarily related to ongoing updates and enhancements of technology capabilities, including related maintenance programs.

4 Other operating expenses in the first quarter of 2016 were up $24.9 million from the comparable 2015 quarter. About half of the increase is attributable to costs now being paid to BNY Mellon for the performance of certain administrative services as well as implementation services related to the firm's transition to their technology platform. The remainder of the increase in costs is due to higher business demands and the firm's continued investment in its operating capabilities. Net non-operating income in the first quarter of 2016 was $85.1 million, an increase of $58.3 million from the 2015 quarter. The firm realized $52.3 million in gains from the sale of certain sponsored fund investments in the first quarter of 2016 compared with $16.6 million in the 2015 quarter. The firm used the proceeds from these sales in the 2016 period to provide seed capital to new and existing sponsored products in support of the firm's distribution efforts outside the United States. The remaining increase in non-operating income in the 2016 quarter is related to the recognition of net investment income from consolidated sponsored investment portfolios as further discussed below. On January 1, 2016, the firm implemented new accounting guidance that requires it to consolidate certain sponsored investment portfolios in which it is deemed to have a controlling interest. This results in the firm recognizing in its consolidated statement of income each portfolio's investment income and operating expenses, including the portion attributable to unrelated third party investors. The portion attributable to third party investors is removed from the firm's net income to arrive at net income attributable to T. Rowe Price Group, which is used in the calculation of earnings per share. Also, the amount attributable to the firm's interest is now being fully recognized in the income statement whereas in prior periods it would have been primarily recognized in the statement of comprehensive income. For the first quarter of 2016, the impact (in millions) of consolidating these sponsored investment portfolios on the individual lines of the firm's income statement is as follows: Operating expenses reflected in net operating income $ (2.6) Net investment income reflected in non-operating income 23.8 Impact on income before taxes $ 21.2 Attributable to the firm's interest in the consolidated sponsored investment portfolios $ 12.0 Attributable to redeemable non-controlling interests (unrelated third party investors) 9.2 $ 21.2 The firm's effective tax rate for the first quarter of 2016 was 38.6%, which is in line with the effective rate of 38.7% the firm currently estimates for 2016. Management Commentary William J. Stromberg, the company’s president and chief executive officer, commented: “Although this volatile quarter for global markets ended with a sharp rebound, the steep declines through mid-February negatively

5 impacted our average assets under management, and therefore our revenues. We managed discretionary costs carefully but continued to invest considerable resources in strategic initiatives to develop new investment strategies and vehicles and to broaden our distribution footprint. We also continued to invest in a more robust customer relationship management platform and in enhancing our retirement plan servicing capabilities. “Our investment performance and client service have been outstanding over the long term and these strengths, coupled with our work to broaden our offerings and distribution, position us well for future growth. Our solid first quarter net cash flows were an encouraging sign in a tough environment for active asset management. We also continue to make progress globally in expanding our presence and cultivating relationships in new and existing markets. “Equity and credit markets have recovered nicely after a difficult first six weeks. We continue to believe that global growth and financial market returns will be modest over the next year. Nonetheless, we will continue to invest to strengthen our capabilities for the long term and we remain confident in our ability to perform well for our clients and deliver long-term value for our stockholders.” Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2016 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at March 31, 2016. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, dividends, stock repurchases, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2015 Form 10-K. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. CONTACT T. ROWE PRICE, PUBLIC RELATIONS Brian Lewbart Lara Naylor 410-345-2242 410-577-8077 brian_lewbart@troweprice.com lara_naylor@troweprice.com

6 Unaudited Condensed Consolidated Statements of Income (in millions, except per share amounts) Three months ended Revenues 3/31/2015 3/31/2016 Investment advisory fees $ 896.5 $ 870.8 Administrative fees 93.0 89.4 Distribution and servicing fees 37.5 33.9 Net revenues 1,027.0 994.1 Operating expenses Compensation and related costs 346.5 355.2 Advertising and promotion 25.3 23.1 Distribution and servicing costs 37.5 33.9 Depreciation and amortization of property and equipment 29.1 32.2 Occupancy and facility costs 38.3 41.4 Other operating expenses 72.5 97.4 Total operating expenses 549.2 583.2 Net operating income 477.8 410.9 Non-operating income Net investment income on investments 25.9 61.3 Net investment income on consolidated sponsored investment portfolios 2.0 23.8 Other income (losses) (1.1) — Total non-operating income 26.8 85.1 Income before income taxes 504.6 496.0 Provision for income taxes 195.1 191.6 Net income 309.5 304.4 Less: net income attributable to redeemable non-controlling interests — 9.2 Net income attributable to T. Rowe Price Group, Inc. $ 309.5 $ 295.2 Net income allocated to T. Rowe Price Group, Inc. common stockholders Three months ended 3/31/2015 3/31/2016 Net income attributable to T. Rowe Price Group, Inc. $ 309.5 $ 295.2 Less: net income allocated to outstanding restricted stock and stock unit holders (8.4) (5.6) Net income allocated to T. Rowe Price Group, Inc. common stockholders $ 301.1 $ 289.6 Earnings per share on common stock of T. Rowe Price Group, Inc. Basic $ 1.16 $ 1.17 Diluted $ 1.13 $ 1.15 Weighted-average common shares Outstanding 258.7 246.7 Outstanding assuming dilution 265.7 251.5 Dividends declared per share, including a $2.00 per share special cash dividend declared in the first quarter of 2015 $ 2.52 $ .54

Investment Advisory Revenues (in millions)	Three months ended	
	3/31/2015	3/31/2016
Sponsored U.S. mutual funds		
Stock and blended asset	$ 543.2	$ 519.5
Bond and money market	102.7	112.6
	645.9	632.1
Other investment portfolios		
Stock and blended asset	213.0	197.9
Bond, money market, and stable value	37.6	40.8
	250.6	238.7
Total	$ 896.5	$ 870.8

Assets Under Management (in billions)	Average during the quarter ended		As of	
	3/31/2015	3/31/2016	12/31/2015	3/31/2016
Sponsored U.S. mutual funds				
Stock and blended asset	$ 381.5	$ 361.3	$ 383.0	$ 380.4
Bond and money market	105.6	104.3	104.1	106.3
	487.1	465.6	487.1	486.7
Other investment portfolios				
Stock and blended asset	209.5	196.3	209.8	208.8
Bond, money market, and stable value	62.4	66.2	66.2	69.1
	271.9	262.5	276.0	277.9
Total	$ 759.0	$ 728.1	$ 763.1	$ 764.6
Stock and blended asset portfolios			$ 592.8	$ 589.2
Fixed income portfolios			170.3	175.4
Total			$ 763.1	$ 764.6

Condensed Consolidated Cash Flows Information (in millions)	Three months ended	
	3/31/2015	3/31/2016
Cash provided by operating activities, including $37 of stock-based compensation expense and ($434) in net cash outflows related to the consolidated sponsored investment portfolios in 2016.	$ 543.8	$ 63.6
Cash provided by (used in) investing activities, including ($35) for additions to property and equipment and $174 in net proceeds from investments in 2016	(34.1)	207.8
Cash used in financing activities, including common stock repurchases of ($207), dividends paid of ($136), and $271 related to the consolidated sponsored investment portfolios in 2016.	(205.4)	(41.9)
Effect of exchange rate changes on cash and cash equivalents of consolidated sponsored investment portfolios	—	(1.4)
Net change in cash during the period	$ 304.3	$ 228.1

Condensed Consolidated Balance Sheet Information (in millions)	As of	
	12/31/2015	3/31/2016
Cash and cash equivalents	$ 1,172.3	$ 1,322.9
Accounts receivable and accrued revenue	446.0	428.1
Investments	1,961.2	1,108.0
Assets of consolidated sponsored investment portfolios	57.7	1,826.6
Property and equipment, net	607.1	612.7
Goodwill	665.7	665.7
Other assets	196.9	239.9
Total assets	5,106.9	6,203.9
Total liabilities	344.9	615.0
Redeemable non-controlling interests	—	825.1
Stockholders' equity, 248.1 common shares outstanding at March 31, 2016, includes net unrealized holding gains of $52.8 at March 31, 2016	$ 4,762.0	$ 4,763.8

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